Exhibit 4.34

LOAN AGREEMENT

This Loan Agreement (this “Agreement”) dated as of December 23, 2024, is entered into among Nobul AI Corp. (the “Borrower”) and Check-Cap Ltd. (the “Lender”).

WHEREAS, the Borrower and the Lender have entered into a business combination agreement dated March 25, 2024 (as amended, the “Business Combination Agreement”); and

WHEREAS, the Business Combination Agreement provides that the Lender may provide interim funding to the B01Tower;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set fo1th and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Establishment of Loan

The Lender shall provide the Borrower a loan (the “Loan”) in the principal amount of US$6 million.

2.	Term of Loan

The aggregate amount of the Loan and any accrued and unpaid interest thereon shall be due and be paid on the date that is 30 days following the date the Business Combination Agreement is either terminated or the transactions contemplated thereby are completed (the “Maturity Date”).

3.	Interest

The principal outstanding at any time, and from time to time, shall bear interest at 5% per annum, both before and after demand, default, and judgment, and shall be payable annually in arrears.

4.	Tax Gross-Up

Any and all payments by or on account of any obligation of the Borrower hereunder shall be made free and clear of and without deduction or withholding for any taxes except as required by applicable law. If the Borrower is required by applicable law (as dete1mined in the good faith discretion of the Borrower) to deduct or withhold any taxes from such payments, then:

(i)	the amount payable by the B01rnwer shall be increased so that after all such required deductions or withholdings are made (including deductions or withholdings applicable to additional amounts payable under this Section), the Lender receives an amount equal to the amount it would have received had no such deduction or withholding been made, and

(ii)	the Borrower shall make such deductions or withholdings and timely pay the full amount deducted or withheld to the relevant governmental authority in accordance with applicable law.

5.	Prepayment

When not in default under this Agreement, the Borrower shall be entitled to prepay all or any portion of the Loan outstanding without notice, bonus or penalty.

6.	Application of Payments.

Except as otherwise provided herein, all payments made hereunder shall be applied first to the payment of any accrued interest and second to the payment of the principal amount outstanding under the Loan.

7.	Business Combination Agreement

This Agreement is entered into by the Borrower and the Lender pursuant to the Business Combination Agreement and is subject to the terms and conditions of such agreement. Notwithstanding anything else in this Agreement, the Borrower may set-off any amounts owing under this Agreement, to satisfy any amounts which the Lender is obligated to pay to the Borrower pursuant to Section 9.3(c) of the Business Combination Agreement.

8.	Events of Default

Subject to the terms of this Agreement, and any bona fide dispute, all amounts due under this Agreement shall immediately become due and payable with 30 days prior written notice by the Lender to the Borrower if any one or more of the following events of default (each, an “Event of Default”) has occmTed and is continuing:

(a)	the Borrower fails to make payment when due of the principal outstanding or of any accrued interest; or

(b)	the Borrower fails to make payment of any tax gross-up amount or withholding taxes described in Section 4; or

(c)	the Borrower commences a proceeding in bankruptcy or insolvency.

Any Event of Default may be cured (and no Event of Default will have occurred) if the Borrower, after receiving written notice from the Lender demanding cure of such Event of Default: (1) cures the Event of Default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediat ely initiates steps which the Lender deems in the Lender’s sole discretion to be sufficient to cure the Event of Default and thereafter continues and completes all reasonable and necessa1y ste ps s ufficient to produce compliance as soon as reasonably practical.

9.	No Waiver by the Lender

Neither the extension of time for making any payment which is due and payable under this Agreement at any time or times, nor the failure, delay, or omission of the Lender to exercise or enforce any of its rights or remedies under this Agreement, shall constitute a waiver by the Lender of its right to enforce any such rights and remedies subsequently. The single or partial exercise of any such right or remedy shall not preclude the Lender’s fu1ther exercise of such right or remedy or any other right or remedy.

10.	Termination of Previous Agreement

This Agreement supersedes and replaces in its entirety all prior agreements of the pait ies related to the subject matter hereof.

11.	Governing Law, etc.

This Agreement is made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in the Province of Ontario. This Agreement shall enure to the benefit of the Lender and its successors and assigns and shall be binding on the Borrower and its successors and permitted assigns. For the avoidance of doubt, at any time prior to the Maturity Date, the Borrower may, without the consent of the Lender, assign this Agreement and its rights and obligations hereunder to any affiliate of the Borrower upon written notice to that effect to the Lender.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NOBUL AI CORP.

By:	/s/ Regan McGee
Name: Regan McGee
Title: Chairman and CEO

CHECK-CAP LTD.

By:	/s/ David Lontini
Name: David Lontini
Title: Chairman

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